[COVER: PICTURE OF KEYCHAIN WITH "AUTOZONE" AND "FY 98" KEY RINGS]




                              1998 ANNUAL REPORT

COMPANY DESCRIPTION

     AutoZone is more than just the nation's leading auto parts chain. We sell auto and light truck parts, chemicals and accessories in 38 states through 2,657
AutoZone and Chief stores. We also sell heavy-duty truck parts and accessories through 43 TruckPro stores in 14 states, plus automotive diagnostic and repair software through ALLDATA.

     We cater to a broad range of customers. Our core customers are the do-it-yourselfers, who work on their family cars. They're driven by a need for transportation and to save money. We also sell to professional technicians who work on other people's vehicles. They're driven by the need to make a living. Both rely on us for quality, service, value and information.

     AutoZone turned 19 years old on July 4, 1998. Our first store was in Forrest City, Arkansas, and was the laboratory for developing many of our customer service ideas. Those ideas became the foundation of the AutoZone pledge:

                     AutoZoners always put customers first.

                        We know our parts and products.

                            Our stores look great.

            And we've got the best merchandise at the right price.

     Today over 38,000 people work for AutoZone, TruckPro and ALLDATA. All share the pride and responsibility of working for the leader in their respective industries.

[BAR GRAPHS APPEAR HERE WITH THE FOLLOWING DATA:]

Sales                             Operating                  Net
($ millions)                      Profit                     Income
                                  ($ millions)               ($ millions

                        3,243                     382                        228
                  2,691                       321                        195
            2,243                         269                        167
      1,808                           228                        139
1,508                              191                        116
  94    95    96    97    98       94  95  96  97  98         94  95  96  97  98



Earnings Per Share              After Tax Return on Capital
($)
                      1.48
                1.28           19%  19%
          1.11                           18%
     .93                                      16%
 .78                                                14%
94   95    96    97    98      94   95   96   97   98


[PHOTO OF AUTOZONE STORE SIGN APPEARS HERE]


                                                Financial Highlights

                                   1998                 1997        % Change

Sales                          $3,242,922,000      $2,691,440,000      +20%
Operating Profit                 $382,307,000        $321,351,000      +19%
Net Income                       $227,903,000        $195,008,000      +17%
Earnings Per Share                      $1.48               $1.28      +16%
Stockholders' Equity           $1,302,057,000      $1,075,208,000      +21%
Number of Auto Parts Stores             2,657               1,728      +54%

To our Customers, AutoZoners and Stockholders,

     Fiscal 1998 will be remembered as the year AutoZone took the lead in industry consolidation. ALLDATA was our only major acquisition entering the year, but we ended with three new acquisitions on the books. We bought these companies with the intention of either boosting our customer base or reaching an entirely new segment of the parts market. We took a very strategic approach to potential purchases. In fact, we turned down opportunities that didn't meet thecriteria and value we needed.

                 [PHOTO OF TIM VARGO AND JOHN ADAMS APPEARS HERE]
               [CAPTION] President Tim Vargo and Chairman John Adams

     Here's an overview of this past year's acquisitions:

*    Auto Palace with 112 stores in six states on February 17, 1998

*    TruckPro with 43 stores in 14 states on May 1, 1998

*    Chief Auto Parts with 560 stores in five states on June 29, 1998

     We're pleased to say we completed these acquisitions without sacrificing our focus on the core business. Concentrating on a more efficient operation and our trademark customer service continues to show strong returns on earnings. Sales, despite the dreaded El Nino and a winter that didn't take place, kept pace with the growth we've seen in past years.

Specifically:

*    Sales rose 20% to $3.24 billion

*    Comparable store sales increased by 2%

*    Net income increased 17% to $228 million

     Our internal growth plans remain on track as well. Acquiring nearly 700 net stores did divert some resources, but we still opened 275 net new AutoZone stores during the year. We also entered six new states and the District of Columbia during FY98. Next year we plan to open 225 net new AutoZone stores while also remodeling and converting the Chief stores.

     While DIY customers will continue to drive our core business, we've begun tapping markets that offer new opportunities for sales. These will become our future legs for growth.

     The commercial business was an early taste of this. While we've only been selling to professional accounts for two years, we've already become one of the top five wholesalers in the country. Of course we're not satisfied with that. Learning better ways to serve the professional technician is a daily process that shows lots of opportunities.

     TruckPro is another business that will help support our growth. The heavy-duty truck parts industry is large and fragmented. If this sounds familiar, it should. These are characteristics that described the DIY market back when AutoZone first took the industry by storm.

     The international auto parts market is without a big-name player. And while we're careful to study each potential country individually, many have some very attractive qualities in common. Lots of old cars and trucks. Emerging economies that give families the opportunity to own their first vehicles and very few places to get parts for those vehicles. And the incredible number of big trucks on the roads outside of our borders presents another avenue of growth for our TruckPro business.

     These new ventures plus the continued growth of our store base offer greater opportunities to leverage our systems and buying power.

     As we approach the year 2000, we're making diligent efforts to see that our computer systems will make that transition smoothly. We're also working with a number of business partners, including external consultants, insurers, vendors and financial institutions to address Y2K related issues. If you're interested in more details about this plan, see the financial section in this annual report.

      We've been challenging the status quo for 19 years and being the industry leader hasn't changed that strategy. In fact, our position in the industry took a giant leap forward this year. Our acquisitions added stores and market share, but more importantly they added talented people. AutoZone is now 38,000 people strong, and they are the driving force behind the most efficient operation in auto parts.



                                 /s/ John Adams            /s/ Tim Vargo

                                   John Adams                 Tim Vargo
                                Chairman & CEO             President & COO
                              Customer Satisfaction     Customer Satisfaction



[PHOTO OF KEYCHAIN APPEARS HERE WITH "AUTOZONE" ON KEYRING]

                          Buckle up and turn the key.
                          We're just getting started.

             [PHOTO OF IGNITION SWITCH AND DASHBOARD OF CAR APPEARS HERE; KEYCHAIN SAYS: "AutoZone" AND "FY 98"]

WHAT DRIVES US

     A cheer, some catchy acronyms and a pledge to put customers first. We even throw in a line or two about keeping our stores clean and offering great parts at great prices. It's what drives us, what keeps our eyes on the road. Does that make us different from the other guys? No. Not the act of saying it, anyway.

[PHOTO OF AUTOZONE EMPLOYEE WITH CUSTOMER USING TESTER ON CAR APPEARS HERE] [CAPTION] Customers rely on us for more than just quality parts at great prices.

     Just as there's more to owning a new car than learning the fancy gadgets and soaking up that "new car" smell, there's more to giving great customer service than a friendly smile and spit-shined linoleum. It takes a healthy disrespect for the status quo. A general disgust with keeping up with the Joneses.

     We rely on innovation as our fuel for growth and let others run on imitation. We make sure the objects in our rear-view mirror aren't closer than they appear because we keep moving faster. What's more, because we're constantly fine-tuning the business, we're squeezing more horsepower out of the same fuel-efficient engine. We're experts on getting more for less. We have to be, because when the rubber hits the road, a customer with grease up to his elbows will tell you he doesn't care about anything but the right part at the right price, right now. Yes, there are other places he could go for that. But he comes to AutoZone because we give him all of that plus a level of service that helps make that tough job a littler easier.


[PHOTO OF EXTERIOR OF AUTOZONE STORE APPEARS HERE]
[CAPTION] AutoZone's clean, well-lit stores broke the stereotype for the auto parts business.

     So when we say we're set on customer service, we're not just yanking your timing chain. It's the foundation of our culture, and it's ours alone. It's what drives us.

                            [PHOTO OF KEYCHAIN APPEARS HERE;
                            KEYRING SAYS "CUSTOMER # 1"]



                                A guide to catchy acronyms

                                WITTDTJR - What It Takes To Do The Job Right
                                GOTTChA - Go Out To The Customer's Automobile Drop/Stop-30/30- Drop what's in your hands and stop what you're doing to greet customers before They're 30 feet or 30 seconds into the store.

WHO'S ON BOARD


[PHOTO OF CD-ROM APPEARS HERE]
[CAPTION] We now sell a consumer version of ALLDATA's repair software under the Popular Mechanics label.

     Over 38,000 AutoZoners, thousands of stockholders and millions of customers. And that's only the beginning. ALLDATA. Commercial Accounts. Auto Palace. TruckPro. Chief.

     AutoZoners satisfy customers, stockholders invest in our growth and customers keep us in business. But what about the others?

     ALLDATA is information - something every technician needs. And since acquiring ALLDATA in 1996, we've increased the amount of information in their electronic database by almost 300%.

[PHOTO OF AUTOZONE EMPLOYEE WITH COMMERCIAL CUSTOMER APPEARS HERE] [CAPTION] Our Commercial Accounts help their customers faster thanks to our 30-minute delivery.

     Commercial Accounts let us serve a different customer base. Although it hasn't reached its potential, it has become an integral part of our business. Every day we're learning better ways to serve our professional customers.

[PHOTO OF AUTO PALACE STORE APPEARS HERE]
[CAPTION] We acquired AutoPalace with
112 stores in six states and
gained an instant presence
in the Northeast.

     Auto Palace offered a chance to quickly and economically establish ourselves in a market that had never seen an AutoZone store before this year. We've gained customer loyalty and completely transformed their stores into AutoZone stores in less than a year.

[PHOTO OF TRUCKPRO EMPLOYEE APPEARS HERE]
[CAPTION] TruckPro's 43 stores in 14
states took us into the heavy-
duty truck parts business.

     TruckPro might have been our smallest acquisition, but it's big in terms of strategy. The heavy-duty truck parts market is fragmented and lacks a clear industry leader, putting TruckPro in a very similar position to AutoZone 19 years ago. With our guidance and their established position in the industry, we hope TruckPro's growth is equally impressive.

[PHOTO OF CHIEF AUTO PARTS STORE APPEARS HERE, WITH AUTOZONE STORE SIGN] [CAPTION] Nearly 400 of the 560 stores we acquired through Chief are located in California.

      Last year we touted our first California store. This year we're operating over 400 California stores, thanks in large part to the acquisition of Chief Auto Parts. The acquisition took some by surprise, but not those who follow AutoZone closely. It has become AutoZone's way to seize opportunities to acquire in markets where organic growth would take too long and cost too much.

     Chief, TruckPro, Auto Palace, Commercial Accounts, ALLDATA, customers, stockholders and over 38,000 AutoZoners. That's who's on board.

                       [PHOTO OF KEYCHAIN APPEARS HERE;
                       KEYRINGS SAY: TruckPro, ALLDATA
                       Corporation, Auto Palace,
                       Chief, and Commercial Accounts]




                                   Last year, our commercial trucks
                                   logged over 42 million miles delivering
                                   parts to our professional customers.
                                   That's the equivalent of driving round
                                   trip from our San Diego store to our
                                   Boston store nearly 7,000 times.

WHERE WE'RE HEADED

     We've called it an odyssey. If you don't have a dictionary handy, it's defined as an adventurous voyage or trip. For a more practical definition, you can look at the landmarks we've seen during the past year alone. The opening of our 2,000th store, three acquisitions and the entry into an entirely new segment of the parts business.

[PHOTO OF AUTOZONE STORE APPEARS HERE]
[CAPTION] We're constantly looking for ways to streamline our distribution network to make it among the most efficient in retailing

     Are we going fast? We have to. Are we going too fast? We don't think so. By keeping an eye on the charts and gauges that have guided things to this point, we've managed to increase the speed without spinning out of control.

     So what's around the next bend? Where are we headed? One possibility has us setting down that U.S. atlas we know so well and picking up a globe.
Markets abroad have very real potential for the AutoZone concept. In fact, our research is showing that we can fit as many stores outside of the United States borders as we can within. Our trip outside the U.S. will begin this fiscal year.

     At the same time, we've increased our projection for store capacity inside the United States to over 5,000. One reason for this upgrade is our small store prototype that hit the market this past year. This 3,800 square foot building is a model of efficiency and was designed to reach towns and neighborhoods that lack the space or population needed for our typical 7,700 square foot store.

     After finding creative ways to maximize the space, we've managed to pack almost as many parts into this streamlined store.

[PHOTO OF AUTOZONE STORE UNDER CONSTRUCTION APPEARS HERE]
[CAPTION] We're only halfway to the 5,000 stores we believe the U.S.
can support.  We currently operate
2,657 auto parts stores.

     A smaller store means a smaller investment. And a smaller store with a lot of parts means higher returns. We'll also take advantage of these efficiencies as we remodel the Chief stores, which, on average, come in smaller buildings.

     We're traveling to wherever our customers need us, whether it's down dusty country roads or across sweltering city asphalt. We plot our odyssey around those customers because they're the ones who decide where we're headed.

                    [PHOTO OF GLOBE AND ATLAS APPEARS HERE]




It's no coincidence that this globe shows Mexico on top. This fall, AutoZone will open its first international store in Nuevo Laredo, a city just across the border from Laredo, TX.

TEN-YEAR REVIEW
(in thousands, except per share data and selected operating data)


                                                                      5-Year        10-Year          Fiscal Year Ended August
                                                                     Compound       Compound       --------------------------
                                                                      Growth         Growth           1998           1997
                                                                                                   --------------------------
INCOME STATEMENT DATA
Net sales...........................................................    22%             22%         $3,242,922     $2,691,440
Cost of sales, including warehouse and delivery expenses............                                 1,889,847      1,559,296
Operating, selling, general and administrative expenses.............                                   970,768        810,793
                                                                                                    -------------------------
Operating profit....................................................    22%             36%            382,307        321,351
Interest income (expense)...........................................                                   (18,204)        (8,843)
                                                                                                    -------------------------
Income before income taxes..........................................    21%             45%            364,103        312,508
Income taxes........................................................                                   136,200        117,500
                                                                                                    -------------------------
Net income..........................................................    21%             47%         $  227,903     $  195,008
                                                                                                    =========================
Diluted earnings per share..........................................    20%             44%         $     1.48     $     1.28
                                                                                                    =========================
Adjusted weighted average shares for diluted earnings per share.....                                   154,070        152,535


BALANCE SHEET DATA

Current assets......................................................                                $1,117,090     $  778,802
Working capital.....................................................                                   257,261        186,350
Total assets........................................................                                 2,748,113      1,884,017
Current liabilities.................................................                                   859,829        592,452
Debt................................................................                                   545,067        198,400
Stockholders' equity................................................                                 1,302,057      1,075,208


SELECTED OPERATING DATA

Number of auto parts stores at beginning of year....................                                     1,728          1,423
    New stores......................................................                                       952            308
    Replacement stores..............................................                                        12             17
    Closed stores...................................................                                        23              3
    Net new stores..................................................                                       929            305
Number of auto parts stores at end of year..........................                                     2,657          1,728
Total auto parts store square footage (000's).......................                                    16,499         11,611
Percentage increase in auto parts square footage....................                                        42%            23%
Percentage increase in auto parts comparable store net sales........                                         2%             8%
Average net sales per auto parts store (000's)......................                                $    1,568     $    1,691
Average net sales per auto parts store square foot..................                                $      238     $      253
Total employment....................................................                                    38,526         28,700
Gross profit - percentage of sales..................................                                      41.7%          42.0%
Operating profit - percentage of sales..............................                                      11.8%          11.9%
Net income - percentage of sales....................................                                       7.0%           7.2%
Debt-to-capital - percentage........................................                                      29.5%          15.6%
Inventory turnover..................................................                                       2.3x           2.5x
Return on average equity............................................                                        19%            20%

Ten-Year Review
(in thousands, except per share data and selected operating data)


                                                                                     Fiscal Year Ended August
                                                                     --------------------------------------------------------
                                                                        1996*          1995           1994           1993
                                                                     --------------------------------------------------------
INCOME STATEMENT DATA

Net sales...........................................................  $2,242,633     $1,808,131     $1,508,029     $1,216,793
Cost of sales, including warehouse and delivery expenses............   1,307,638      1,057,033        886,068        731,971
Operating, selling, general and administrative expenses.............     666,061        523,440        431,219        344,060
                                                                      -------------------------------------------------------
Operating profit....................................................     268,934        227,658        190,742        140,762
Interest income (expense)...........................................      (1,969)           623          2,244          2,473
                                                                      -------------------------------------------------------
Income before income taxes..........................................     266,965        228,281        192,986        143,235
Income taxes........................................................      99,800         89,500         76,600         56,300
                                                                      -------------------------------------------------------
Net income..........................................................  $  167,165     $  138,781     $  116,386     $   86,935
                                                                      =======================================================
Diluted earnings per share..........................................  $     1.11     $     0.93     $     0.78     $     0.59
                                                                      =======================================================
Adjusted weighted average shares for diluted earnings per share.....     151,238        149,302        148,726        147,608


BALANCE SHEET DATA

Current assets......................................................  $  613,097     $  447,822     $  424,402     $  378,467
Working capital.....................................................         219         30,273         85,373         92,331
Total assets........................................................   1,498,397      1,111,778        882,102        696,547
Current liabilities.................................................     612,878        417,549        339,029        286,136
Debt................................................................      94,400         13,503          4,252          4,458
Stockholders' equity................................................     865,582        684,710        528,377        396,613


SELECTED OPERATING DATA

Number of auto parts stores at beginning of year....................       1,143            933            783            678
    New stores......................................................         280            210            151            107
    Replacement stores..............................................          31             29             20             20
    Closed stores...................................................           0              0              1              2
    Net new stores..................................................         280            210            150            105
Number of auto parts stores at end of year..........................       1,423          1,143            933            783
Total auto parts store square footage (000's).......................       9,437          7,480          5,949          4,839
Percentage increase in auto parts square footage....................          26%            26%            23%            20%
Percentage increase in auto parts comparable store net sales........           6%             6%             9%             9%
Average net sales per auto parts store (000's)......................  $    1,702     $    1,742     $    1,758     $    1,666
Average net sales per auto parts store square foot..................  $      258     $      269     $      280     $      274
Total employment....................................................      26,800         20,200         17,400         15,700
Gross profit - percentage of sales..................................        41.7%          41.5%          41.2%          39.8%
Operating profit - percentage of sales..............................        12.0%          12.6%          12.6%          11.5%
Net income - percentage of sales....................................         7.5%           7.7%           7.7%           7.1%
Debt-to-capital - percentage........................................         9.8%           1.9%           0.8%           1.1%
Inventory turnover..................................................         2.7x           2.9x           3.0x           3.2x
Return on average equity............................................          22%            23%            25%            26%


                                                                                    Fiscal Year Ended August
                                                                      -----------------------------------------------------
                                                                         1992           1991*          1990           1989
                                                                      -----------------------------------------------------

INCOME STATEMENT DATA

Net sales...........................................................  $1,002,327     $817,962       $671,725       $535,843
Cost of sales, including warehouse and delivery expenses............     602,956      491,261        416,846        341,130
Operating, selling, general and administrative expenses.............     295,701      247,355        205,609        169,786
                                                                      -----------------------------------------------------
Operating profit....................................................     103,670       79,346         49,270         24,927
Interest income (expense)...........................................         818       (7,295)       (10,936)        (9,799)
                                                                      -----------------------------------------------------
Income before income taxes..........................................     104,488       72,051         38,334         15,128
Income taxes........................................................      41,200       27,900         14,840          6,200
                                                                      -----------------------------------------------------
Net income..........................................................  $   63,288     $ 44,151       $ 23,494       $  8,928
                                                                      =====================================================
Diluted earnings per share..........................................  $     0.43     $   0.33       $   0.19       $   0.07
                                                                      =====================================================
Adjusted weighted average shares for diluted earnings per share.....     145,940      134,656        121,212        119,320


BALANCE SHEET DATA

Current assets......................................................  $  279,350     $233,439       $191,736       $177,824
Working capital.....................................................      72,270       55,807         26,803         35,831
Total assets........................................................     501,048      397,776        327,368        296,546
Current liabilities.................................................     207,080      177,632        164,933        141,993
Debt................................................................       7,057        7,246         74,851         93,293
Stockholders' equity................................................     278,120      204,628         80,356         54,592


SELECTED OPERATING DATA

Number of auto parts stores at beginning of year....................         598          538            504            440
    New stores......................................................          82           60             38             70
    Replacement stores..............................................          14            4              7              7
    Closed stores...................................................           2            0              4              6
    Net new stores..................................................          80           60             34             64
Number of auto parts stores at end of year..........................         678          598            538            504
Total auto parts store square footage (000's).......................       4,043        3,458          3,031          2,758
Percentage increase in auto parts square footage....................          17%          14%            10%            19%
Percentage increase in auto parts comparable store net sales........          15%          12%            13%            10%
Average net sales per auto parts store (000's)......................  $    1,570     $  1,408       $  1,289       $  1,135
Average net sales per auto parts store square foot..................  $      267     $    246       $    232       $    211
Total employment....................................................      13,200       11,700          9,300          7,900
Gross profit - percentage of sales..................................        39.8%        39.9%          37.9%          36.6%
Operating profit - percentage of sales..............................        10.3%         9.7%           7.3%           4.6%
Net income - percentage of sales....................................         6.3%         5.4%           3.5%           1.7%
Debt-to-capital - percentage........................................         2.5%         3.4%          48.2%          63.1%
Inventory turnover..................................................         3.0x         2.6x           2.4x           2.4x
Return on average equity............................................          26%          31%            35%            18%


                                                                    Fiscal Year
                                                                    Ended August
                                                                     ---------
                                                                        1988
                                                                     ---------

INCOME STATEMENT DATA

Net sales...........................................................  $437,399
Cost of sales, including warehouse and delivery expenses............   277,043
Operating, selling, general and administrative expenses.............   142,868
                                                                      --------
Operating profit....................................................    17,488
Interest income (expense)...........................................    (8,826)
                                                                      --------
Income before income taxes..........................................     8,662
Income taxes........................................................     3,770
                                                                      --------
Net income..........................................................  $  4,892
                                                                      ========
Diluted earnings per share..........................................  $   0.04
                                                                      ========
Adjusted weighted average shares for diluted earnings per share.....   119,936


BALANCE SHEET DATA

Current assets......................................................  $137,098
Working capital.....................................................    35,226
Total assets........................................................   232,977
Current liabilities.................................................   101,872
Debt................................................................    77,138
Stockholders' equity................................................    45,608


SELECTED OPERATING DATA

Number of auto parts stores at beginning of year....................       396
    New stores......................................................        47
    Replacement stores..............................................         1
    Closed stores...................................................         3
    Net new stores..................................................        44
Number of auto parts store at end of year...........................       440
Total auto parts store square footage (000's)......................      2,318
Percentage increase in auto parts square footage....................        14%
Percentage increase in auto parts comparable store net sales........         6%
Average net sales per auto parts store (000's)......................  $  1,046
Average net sales per auto parts store square foot..................  $    201
Total employment....................................................     7,100
Gross profit - percentage of sales..................................      36.6%
Operating profit - percentage of sales..............................       4.0%
Net income - percentage of sales....................................       1.1%
Debt-to-capital - percentage........................................      62.8%
Inventory turnover..................................................       2.3x
Return on average equity............................................        11%

* 53 weeks. Comparable store sales, average net sales per store and average net sales per store square foot for fiscal year 1996 and 1991 have been adjusted to exclude net sales for the 53rd week.

                               QUARTERLY SUMMARY
                                  (Unaudited)

                                                                                                                      Sixteen
                                                                     Twelve Weeks Ended                             Weeks Ended
                                                 ----------------------------------------------------------------------------------
                                                                       (in thousands, except per share data)
                                                  November 22,            February 14,            May 9,             August 29,
                                                     1997                    1998                  1998                 1998
                                                 ----------------------------------------------------------------------------------
Net sales .....................................    $675,274                $607,097              $743,661            $1,216,890
Increase in comparable store sales ............           7%                      2%                    2%                    0%
Gross profit ..................................    $280,441                $253,681              $311,080            $  507,873
Operating profit ..............................      78,648                  58,082                90,457               155,120
Income before income taxes ....................      76,146                  55,054                86,240               146,663
Net income ....................................      47,546                  34,354                53,940                92,063
Basic earnings per share ......................        0.31                    0.23                  0.35                  0.60
Diluted earnings per share ....................        0.31                    0.22                  0.35                  0.60
Stock price range:
   High .......................................    $  32.75                $  32.06              $  36.25            $    38.00
   Low ........................................    $  27.00                $  23.75              $  29.00            $    26.63

                                                  November 23,            February 15,            May, 10            August 30,
                                                     1996                    1997                  1997                1997
                                                 ----------------------------------------------------------------------------------
Net sales .....................................    $569,145                $538,012              $637,895            $  946,388
Increase in comparable store sales ............           7%                     10%                    7%                    8%
Gross profit ..................................    $240,298                $226,956              $268,975            $  395,915
Operating profit ..............................      61,898                  49,217                76,775               133,461
Income before income taxes ....................      60,725                  47,107                74,103               130,573
Net income ....................................      37,975                  29,407                46,103                81,523
Basic earnings per share ......................        0.25                    0.20                  0.31                  0.54
Diluted earnings per share ....................        0.25                    0.19                  0.30                  0.53
Stock price range:
   High .......................................    $  30.63                $  27.50              $  26.13            $    29.50
   Low ........................................    $  24.50                $  20.13              $  22.25            $    22.25

Financial Review

     The following table sets forth income statement data of AutoZone expressed as a percentage of net sales for the periods indicated:

                                                Fiscal Year Ended
                                     --------------------------------------
                                     August 29,    August 30,    August 31,
                                        1998          1997          1996
                                     --------------------------------------

   Net sales                            100.0%        100.0%        100.0%
   Cost of sales, including warehouse
     and delivery expenses               58.3          58.0          58.3
                                     --------------------------------------
   Gross profit                          41.7          42.0          41.7
   Operating, selling, general
     and administrative expenses         29.9          30.1          29.7
                                     --------------------------------------
   Operating profit                      11.8          11.9          12.0
   Interest expense - net                 0.6           0.3           0.1
   Income taxes                           4.2           4.4           4.4
                                     --------------------------------------
   Net income                             7.0%          7.2%          7.5%
                                     ======================================


RESULTS OF OPERATIONS

     For an understanding of the significant factors that influenced the Company's performance during the past three fiscal years, the following Financial Review should be read in conjunction with the consolidated financial statements presented in this annual report.


FISCAL 1998 COMPARED TO FISCAL 1997

     Net sales for fiscal 1998 increased by $551.5 million or 20.5% over net sales for fiscal 1997. This increase was due to a comparable store net sales increase of 2% (which was primarily due to sales growth in the Company's newer auto parts stores and the added sales of the Company's commercial program) and an increase in net sales of $485.7 million for stores opened or acquired since the beginning of fiscal 1997. At August 29, 1998, the Company had 2,657 auto parts stores in operation, a net increase of 929 stores, including the acquisition of 112 and 560 auto parts stores acquired in February and June 1998 respectively.

     Gross profit for fiscal 1998 was $1,353.1 million, or 41.7% of net sales, compared with $1,132.1 million, or 42.0% of net sales, for fiscal 1997. The decrease in gross profit percentage was due primarily to lower commodities gross margins coupled with lower gross margins in certain recently acquired stores.

     Operating, selling, general and administrative expenses for fiscal 1998 increased by $160.0 million over such expenses for fiscal 1997 and decreased as a percentage of net sales from 30.1% to 29.9%. The decrease in the expense ratio was primarily due to commercial expense leverage and additional cooperative advertising funds received from vendors partially offset by higher occupancy costs primarily in recently acquired stores.

     Net interest expense for fiscal 1998 was $18.2 million compared with $8.8 million for fiscal 1997. The increase in interest expense was primarily due to higher levels of borrowings as a result of the acquisitions.

     AutoZone's effective income tax rate was 37.4% of pre-tax income for fiscal 1998 and 37.6% for fiscal 1997.


FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales for fiscal 1997 increased by $448.8 million or 20.0% over net sales for fiscal 1996. This increase was due to a comparable store net sales increase of 8% (which was primarily due to sales growth in the Company's newer stores and the added sales of the Company's commercial program) and an increase in net sales of $313.1 million for stores opened since the beginning of fiscal 1996, offset by net sales for the 53rd week of fiscal 1996. At August 30, 1997, the Company had 1,728 stores in operation, a net increase of 305 stores, or approximately 23% in new store square footage for the year.

     Gross profit for fiscal 1997 was $1,132.1 million, or 42.0% of net sales, compared with $935.0 million, or 41.7% of net sales, for fiscal 1996. The increase in gross profit percentage was due primarily to improved leveraging of warehouse and delivery expenses.

     Operating, selling, general and administrative expenses for fiscal 1997 increased by $144.7 million over such expenses for fiscal 1996 and increased as a percentage of net sales from 29.7% to 30.1%. The increase in the expense ratio was primarily due to operating costs of ALLDATA and to costs of the Company's commercial program.

     Net interest expense for fiscal 1997 was $8.8 million compared with $2.0 million for fiscal 1996. The increase in interest expense was primarily due to higher levels of borrowings.

     AutoZone's effective income tax rate was 37.6% of pre-tax income for fiscal 1997 and 37.4% for fiscal 1996.

FINANCIAL MARKET RISK

     Financial market risks relating to the Company's operations result primarily from changes in interest rates. The Company enters into interest rate swaps to minimize the risk associated with its financing activities. The swap agreements are contracts to exchange fixed or variable rates for floating interest rate payments periodically over the life of the instruments.


LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary capital requirements have been the funding of its continued new store expansion program, inventory requirements and more recently, acquisitions. The Company has opened or acquired 1,874 net new auto parts stores and constructed four new distribution centers from the beginning of fiscal 1994 to August 29, 1998. Cash flow generated from store operations provides the Company with a significant source of liquidity. Net cash provided by operating activities was $366.8 million in fiscal 1998, $177.6 million in fiscal 1997, and $174.9 million in fiscal 1996. The significant increase in net cash provided by operating activities in fiscal 1998 is due primarily to improved inventory turnover, excluding acquisitions, coupled with favorable payment terms.

     In fiscal 1998, the Company invested $337.2 million in capital assets and had a net cash outlay of $365.5 million for acquisitions including the retirement of the acquired companies' debt. Acquisitions included Chief Auto Parts, with stores primarily in California, Auto Palace, with stores primarily in the Northeast, and a truck parts chain, TruckPro. Capital expenditures were $337.2 million in fiscal 1998, $295.4 million in fiscal 1997, and $280.2 million in fiscal 1996. The Company opened or acquired 929 net new auto parts stores and 43 truck parts stores in fiscal 1998. Construction commitments totaled approximately $76 million at August 29, 1998.

     The Company's new store development program requires significant working capital, principally for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by its expansion. The Company believes that it will be able to continue financing much of its inventory growth by favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

     In July 1998, the Company sold $200 million of 6.5% Debentures due July 15, 2008 at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year, beginning January 15, 1999. The Debentures may be redeemed at any time at the option of the Company. Proceeds were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes.

     The Company has a commercial paper program that allows borrowing up to $500 million. As of August 29, 1998, there were borrowings of $305 million outstanding under the program. In connection with the program, the Company has a credit facility with a group of banks for up to $350 million and a 364-day $150 million credit facility with another group of banks. Borrowings under the commercial paper program reduce availability under the credit facilities. As of August 29, 1998, the Company had $34 million outstanding under the $350 million credit facility which expires in December 2001. There were no amounts outstanding under the $150 million credit facility at August 29,1998. Both of the revolving credit facilities contain a covenant limiting the amount of debt the Company may incur relative to its total capitalization.

     In fiscal 1998, the Company announced plans to repurchase up to $100 million of the Company's common stock in the open market. Under this plan, in fiscal 1998 the Company repurchased nearly one million shares of its common stock for $28.7 million.

     Subsequent to year end, the Company announced an agreement to acquire real estate and real estate leases for approximately 100 Express auto parts stores from Pep Boys for approximately $108 million. If consummated, the transaction would not have a material impact on the fiscal 1999 financial position or consolidated operating results.

     The Company anticipates that it will rely primarily on internally generated funds to support a majority of its capital expenditures, working capital requirements, and treasury stock repurchases. The balance will be funded through borrowings. The Company anticipates no difficulty in obtaining such long-term financing in view of its credit rating and favorable experiences in the debt market in the past. In addition to the available credit lines mentioned above, the Company may sell up to $200 million of public debt under shelf registration statements filed with the Securities and Exchange Commission.


YEAR 200 CONVERSION

     The Company began addressing the Year 2000 issue in June 1996 and implemented a formal Year 2000 project office in May 1997. As of August 29, 1998, the Company had completed over half of its conversion efforts. The
Company anticipates completing the conversion and testing of all known remaining programs by July 31, 1999.

     The total estimated cost of the Year 2000 project is $12 million, which is being expensed as incurred. As of August 29, 1998, approximately $3 million of the $12 million cost of conversion had been incurred. All of the related costs are being funded through operating cash flows. These costs are an immaterial part of the overall information technology budget. No major information technology projects or programs have been deferred.

     In addition to internal system activities, the Company is addressing Year 2000 issues which do not normally fall under information technology such as embedded chip equipment and the compliance status of business partners. Although the Company believes that the ongoing assessment and testing will minimize the Company's risks, there is no guarantee that there will not be an adverse effect on the Company if third parties, such as merchandise vendors, service providers, or utility companies are not Year 2000 compliant.

     Although the Company does not anticipate any major business disruptions as a result of Year 2000 issues, it is possible that certain disruptions may occur including loss of communications with stores, distribution centers, or business partners; inability to process transactions in a timely manner or loss of power. The Company is currently developing contingency plans which should be finalized by July 31, 1999. Elements of the Company's contingency plans may include: switching vendors, back-up systems or manual processes, and the stockpiling of certain products prior to the Year 2000.

     The cost of conversion and the completion date are based on management's best estimates and may be updated as additional information becomes available.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information." In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits." All statements are effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company plans to adopt all three statements in the 1999 fiscal year.

     SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. Adoption of this statement will have no impact on the Company's consolidated financial position or results of operations.

     SFAS No. 131 revises existing guidelines about the level of financial disclosure of a Company's operations by requiring inclusion of selected information about operating segments in financial statements. The adoption of this statement requires only additional reporting and will not have an impact on the Company's reported results.

     SFAS No. 132 establishes standards for the reporting of information about pensions and other postretirement benefits. Adoption of this statement will not materially change the Company's current reporting of pension and other postretirement benefits.


INFLATION

     The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally due to economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.


SEASONALITY AND QUARTERLY PERIODS

     The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have been about 20% to 30% higher than in the slowest months of December through February. The Company's business is also affected by weather conditions. Extremely hot or extremely cold weather tends to enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts' failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather.

     Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks. Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks, compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal 1998 represented 37.5% of annual net sales and 40.4% of net income; the fourth quarter of fiscal 1997 represented 35.2% of annual net sales and 41.8% of net income.


FORWARD LOOKING STATEMENTS

     Certain statements contained in the Financial Review and elsewhere in this annual report are forward-looking statements. These statements discuss, among other things, expected growth, domestic and international development and expansion strategy, business strategies, future revenues and future performance. The forward-looking statements are subject to risks, uncertainties and assumptions including, but not limited to competition, product demand, domestic and international economies, government approvals and regulations, the ability to hire and retain qualified employees, the ability to convert acquired stores in a timely and profitable manner, inflation and the weather. Actual results may materially differ from anticipated results.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                   Year Ended
                                                                   --------------------------------------------
                                                                   August 29,      August 30,        August 31,
                                                                      1998            1997              1996
                                                                   (52 Weeks)      (52 Weeks)        (53 Weeks)
                                                                   --------------------------------------------
                                                                      (in thousands, except per share data)
Net sales                                                          $3,242,922      $2,691,440      $2,242,633
Cost of sales, including warehouse and delivery expenses            1,889,847       1,559,296       1,307,638
Operating, selling, general and administrative expenses               970,768         810,793         666,061
---------------------------------------------------------------------------------------------------------------
Operating profit                                                      382,307         321,351         268,934
Interest expense - net                                                 18,204           8,843           1,969
---------------------------------------------------------------------------------------------------------------
       Income before income taxes                                     364,103         312,508         266,965
Income taxes                                                          136,200         117,500          99,800
---------------------------------------------------------------------------------------------------------------
       Net income                                                  $  227,903      $  195,008      $  167,165
---------------------------------------------------------------------------------------------------------------
Weighted average shares for basic earnings per share                  152,160         150,726         148,476
Effect of dilutive stock options                                        1,910           1,809           2,762
---------------------------------------------------------------------------------------------------------------
Adjusted weighted average shares for diluted earnings per share       154,070         152,535         151,238
---------------------------------------------------------------------------------------------------------------
Basic earnings per share                                           $     1.50      $     1.29      $     1.13
---------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                         $     1.48      $     1.28      $     1.11
---------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                August 29,       August 30,
                                                                                                   1998             1997
                                                                                           -------------------------------------
                                                                                           (in thousands, except per share data)
ASSETS               Current assets:
                           Cash and cash equivalents                                             $    6,631      $    4,668
                           Accounts receivable                                                       42,252          18,713
                           Merchandise inventories                                                  966,560         709,446
                           Prepaid expenses                                                          37,532          20,987
                           Deferred income taxes                                                     61,964          24,988
                           Income taxes receivable                                                    2,151
                           -------------------------------------------------------------------------------------------------
                                 Total current assets                                             1,117,090         778,802
                     Property and equipment:
                           Land                                                                     320,203         243,587
                           Buildings and improvements                                               851,083         682,710
                           Equipment                                                                374,465         267,536
                           Leasehold improvements and interests                                      82,273          45,667
                           Construction in progress                                                 150,461          97,411
                           -------------------------------------------------------------------------------------------------
                                                                                                  1,778,485       1,336,911
                           Less accumulated depreciation and amortization                           350,979         255,783
                           -------------------------------------------------------------------------------------------------
                                                                                                  1,427,506       1,081,128
                     Other assets:
                           Cost in excess of net assets acquired, net of accumulated
                             amortization of $9,096 in 1998 and $8,084 in 1997                     181,315          16,570
                           Deferred income taxes                                                      3,510           4,339
                           Other assets                                                              18,692           3,178
                           -------------------------------------------------------------------------------------------------
                                                                                                    203,517          24,087
                           -------------------------------------------------------------------------------------------------
                                                                                                 $2,748,113      $1,884,017
                           -------------------------------------------------------------------------------------------------

LIABILITIES AND      Current liabilities:
STOCKHOLDERS'              Accounts payable                                                      $  683,372      $  449,793
EQUITY                     Accrued expenses                                                         176,457         122,580
                           Income taxes payable                                                                      20,079
                           -------------------------------------------------------------------------------------------------
                                 Total current liabilities                                          859,829         592,452
                     Long-term debt                                                                 545,067         198,400
                     Other liabilities                                                               41,160          17,957
                     Commitments and contingencies (See notes G and H)
                     Stockholders' equity:
                           Preferred Stock, authorized 1,000 shares; no shares issued
                           Common Stock, par value $.01 per share, authorized 200,000 shares;
                              153,039 shares issued and 152,086 shares outstanding in 1998 and
                              151,313 issued and outstanding shares in 1997                           1,530           1,513
                           Additional paid-in-capital                                               277,528         249,853
                           Retained earnings                                                      1,051,745         823,842
                           Treasury stock, at cost                                                  (28,746)
                           -------------------------------------------------------------------------------------------------
                                 Total stockholders' equity                                       1,302,057       1,075,208
                           -------------------------------------------------------------------------------------------------
                                                                                                 $2,748,113      $1,884,017
                           -------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year Ended
                                                                                -------------------------------------
                                                                                August 29,    August 30,   August 31,
                                                                                   1998          1997         1996
                                                                                (52 Weeks)    (52 Weeks)   (53 Weeks)
                                                                                -------------------------------------
                                                                                            (in thousands)
Cash flows from operating activities:
      Net income                                                               $ 227,903     $ 195,008     $ 167,165
      Adjustments to reconcile net income to net cash provided by operating activities:
            Depreciation and amortization of property and equipment               95,464        77,163        62,919
            Amortization of intangible and other assets                            1,135           658           622
            Deferred income tax expense (benefit)                                 20,241        (7,781)        6,082
            Net increase in accounts receivable and prepaid expenses             (15,260)       (5,009)       (7,564)
            Net increase in merchandise inventories                              (47,285)     (153,552)     (158,673)
            Net increase in accounts payable and accrued expenses                127,683        66,155        94,916
            Net change in income taxes payable and receivable                    (22,230)        7,819         6,493
            Net change in other assets and liabilities                           (20,813)       (2,898)        2,930
            ---------------------------------------------------------------------------------------------------------
                Net cash provided by operating activities                        366,838       177,563       174,890

Cash flows from investing activities:
      Acquisitions                                                              (100,031)
      Capital expenditures                                                      (337,202)     (295,417)     (280,237)
      ---------------------------------------------------------------------------------------------------------------
                Net cash used in investing activities                           (437,233)     (295,417)     (280,237)

Cash flows from financing activities:
      Repayment of acquired companies' debt                                     (265,429)
      Increase in commercial paper                                               305,000
      Proceeds from debentures                                                   197,751
      Net increase (decrease) in revolver                                       (164,350)      104,000        84,900
      Repayment of long-term debt                                                                             (4,003)
      Net proceeds from sale of Common Stock, including related tax benefit       27,692        14,618        17,699
      Purchase of Treasury Stock                                                 (28,746)
      Other                                                                          173
      ---------------------------------------------------------------------------------------------------------------
                Net cash provided by financing activities                         72,091       118,618        98,596
---------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               1,696           764        (6,751)
Cash and cash equivalents at beginning of year                                     4,668         3,904         6,411
Cash provided by acquisitions/mergers                                                267                       4,244
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $   6,631     $   4,668     $   3,904
---------------------------------------------------------------------------------------------------------------------


Supplemental cash flow information:
      Interest paid, net of interest cost capitalized                          $  17,042     $   8,779     $   1,971
      Income taxes paid                                                        $ 122,529     $ 109,681     $  69,791

See Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY


                                                                      Additional
                                                       Common          Paid-in         Retained         Treasury
                                                        Stock          Capital         Earnings           Stock          Total
                                                    ----------------------------------------------------------------------------
                                                                                  (in thousands)
Balance at August 26, 1995                          $1,471             $196,625     $   486,614     $        --     $   684,710
Net income                                                                              167,165                         167,165
Equity of pooled entity (issued 1,697 shares)           17               20,936         (24,945)                         (3,992)
Sale of 1,386 shares of Common Stock under stock
  option and stock purchase plans                       13                6,836                                           6,849
Tax benefit of exercise of stock options                                 10,850                                          10,850
                                                    ----------------------------------------------------------------------------
Balance at August 31, 1996                           1,501              235,247         628,834                         865,582
Net income                                                                              195,008                         195,008
Sale of 1,176 shares of Common Stock under stock
  option and stock purchase plans                       12                7,676                                           7,688
Tax benefit of exercise of stock options                                  6,930                                           6,930
                                                    ----------------------------------------------------------------------------
Balance at August 30, 1997                           1,513              249,853         823,842                       1,075,208
Net income                                                                              227,903                         227,903
Sale of 1,726 shares of Common Stock under stock
  option and stock purchase plans                       17               11,475                                          11,492
Tax benefit of exercise of stock options                                 16,200                                          16,200
Purchase of 953 shares of Treasury Stock                                                                (28,746)        (28,746)
                                                    ----------------------------------------------------------------------------
Balance at August 29, 1998                          $1,530             $277,528     $ 1,051,745     $   (28,746)    $ 1,302,057
                                                    ----------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Significant Accounting Policies

     Business: The Company is principally a specialty retailer of automotive parts and accessories. At the end of fiscal 1998, the Company operated 2,657 auto parts stores in 38 states. In addition, the Company sells heavy duty truck parts and accessories through its 43 TruckPro stores in 14 states and automotive diagnostic and repair information software through its ALLDATA subsidiary.

     Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

     Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

     Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method.

     Property and Equipment: Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Leasehold interests and improvements are amortized over the terms of the leases.

     Amortization: The cost in excess of net assets acquired is amortized by the straight-line method over 40 years.

     Preopening Expenses: Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

     Advertising Costs: The Company expenses advertising costs as incurred. Advertising expense, net of vendor rebates, was approximately $30,109,000 in fiscal 1998, $27,271,000 in fiscal 1997 and $25,442,000 in fiscal 1996.

     Warranty Costs: The Company provides the retail consumer with a warranty on certain products. Estimated warranty obligations are provided at the time of sale of the product.

     Financial Instruments: The Company has certain financial instruments which include cash, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities or variable interest rates. The Company uses derivative financial instruments for purposes other than trading to minimize the risk associated with financing activities. Settlements of interest rate swaps are accounted for by recording the net interest received or paid as an adjustment to interest expense on a current basis. Gains or losses resulting from market movements are not recognized. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Hedges of anticipated transactions are deferred and recognized when the hedged transaction occurs.

     Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Cash Equivalents: Cash equivalents consist of investments with maturities of 90 days or less at the date of purchase.

     Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Net Income Per Share: In fiscal 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 replaces primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of options. Diluted earnings per share is based on the weighted average outstanding shares reduced by the effect of stock options. All earnings per share amounts for all periods presented have been restated to conform with SFAS No. 128 requirements.

     Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

     Impairment of Long-Lived Assets: The Company complies with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Also, in general, long-lived assets and certain identifiable intangibles to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell.

     Comprehensive Income: In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for interim and annual periods beginning after December 15, 1997, although earlier adoption is permitted. This statement establishes standards for reporting and display of comprehensive income and its components. This statement requires only additional reporting, therefore its adoption in fiscal 1999 will have no effect on the Company's results of operations or financial position.

     Disclosures about Segments of an Enterprise and Related Information: In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement No. 131 revises existing guidelines for financial disclosure of a Company's operations and is effective for fiscal years beginning after December 15, 1997, although earlier application is permitted. The adoption of this statement requires only additional reporting and will not have any effect on the Company's consolidated financial position or results of operations. The Company will adopt this statement in fiscal 1999.

     Pensions and Other Postretirement Benefits: In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Although earlier adoption is permitted, this statement is effective for periods beginning after December 15, 1997. SFAS No. 132 establishes new standards for the reporting of information about pension and other postretirement benefits. Adoption of SFAS No. 132 should not result in any significant changes in the Company's presentation of pension and other postretirement benefits. The Company will adopt SFAS No. 132 in fiscal 1999.

Note B - Accrued Expenses

     Accrued expenses consist of the following:

                                                August 29,     August 30,
                                                   1998           1997
                                                -------------------------
                                                     (in thousands)
    Medical and casualty
      insurance claims                            $ 40,640     $  35,121
    Accrued compensation
      and related payroll taxes                     37,684        26,481
    Property and sales taxes                        38,506        27,161
    Other                                           59,627        33,817
                                                -------------------------
                                                  $176,457      $122,580
                                                =========================

Note C - Income Taxes

     At August 29, 1998, the Company has net operating loss carryforwards
(NOLs) of approximately $60 million that expire in years 2000 through 2018. These carryforwards resulted from the Company's acquisition of ALLDATA Corporation during fiscal 1996 and Chief Auto Parts Inc. and ADAP, Inc. (which had been doing business as "Auto Palace") in fiscal 1998. The use of the NOLs is limited to future taxable earnings of these companies and is subject to annual limitations. A valuation allowance of $15,902,000 in fiscal 1998 and $5,247,000 in fiscal 1997 relates to those carryforwards.

     The provision for income tax expense (benefit) consists of the following:

                                             Year Ended
                               ---------------------------------------
                               August 29,    August 30,     August 31,
                                  1998          1997           1996
                               ---------------------------------------
                                           (in thousands)
      Current:
         Federal               $103,810       $114,113       $86,469
         State                   12,149         11,168         7,249
                               ---------------------------------------
                                115,959        125,281        93,718

      Deferred:
         Federal                 19,665         (6,427)        5,531
         State                      576         (1,354)          551
                               ---------------------------------------
                                 20,241         (7,781)        6,082
                               ---------------------------------------
                               $136,200       $117,500       $99,800
                               =======================================


     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                        August 29,   August 30,
                                                          1998          1997
                                                        -----------------------
                                                            (in thousands)

      Deferred tax assets:
          Net operating loss and credit carryforwards     $26,303     $ 5,247
          Insurance reserves                               13,847      12,078
          Warranty reserves                                 7,778       7,171
          Deferred lease expense                            6,694
          Accrued vacation                                  4,387       2,537
          Other                                            29,690       9,823
                                                        -----------------------
                                                           88,699      36,856
          Less valuation allowance                         15,902       5,247
                                                        -----------------------
                                                           72,797      31,609
                                                        =======================
      Deferred tax liabilities:
         Property and equipment                             4,104
         Accrued property taxes                             3,219       2,282
                                                        -----------------------
                                                            7,323       2,282
                                                        -----------------------
      Net deferred tax assets                             $65,474     $29,327
                                                        =======================

     A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

                                                    Year Ended
                                       --------------------------------------
                                       August 29,    August 30,   August 31,
                                          1998          1997          1996
                                       --------------------------------------
                                                  (in thousands)
     Expected tax at statutory rate    $127,436      $109,378       $93,438
     State income taxes, net              8,271         6,379         5,070
     Other                                  493         1,743         1,292
                                       --------------------------------------
                                       $136,200      $117,500       $99,800
                                       ======================================

Note D - Financing Arrangements

     The Company's long-term debt at the end of fiscal 1998 and 1997 consisted of the following:

                                                    August 29,    August 30,
                                                       1998          1997
                                                    -------------------------
                                                         (in thousands)
6.5% Debentures due July 15, 2008; redeemable
   at any time at the option of the Company          $200,000      $
Commercial paper, 5.7% weighted average rate          305,000
Unsecured bank loan, floating interest rate
   averaging 5.8% at August 29, 1998 and
   August 30, 1997; payable in December 2001           34,050       198,400
Other                                                   6,017
                                                    -------------------------
Total long term debt                                 $545,067      $198,400
                                                    =========================

     In July 1998, the Company sold $200 million of 6.5% Debentures due July 15, 2008 at a discount. Interest on the Debentures is payable semi-annually on January 15 and July 15 of each year, beginning January 15, 1999. Proceeds were used to repay portions of the Company's long-term variable rate bank debt and for general corporate purposes.

     The Company has a commercial paper program that allows borrowing up to $500 million. As of August 29, 1998, there were borrowings of $305 million outstanding under the program. In connection with the program, the Company has a credit facility with a group of banks for up to $350 million and a 364-day $150 million credit facility with another group of banks. Borrowings under the commercial paper program reduce availability under the credit facilities. There were no amounts outstanding under the $150 million credit facility at August 29, 1998. Outstanding commercial paper and revolver borrowings at August 29, 1998 are classified as long-term debt as it is the Company's intention to refinance them on a long-term basis.

     The rate of interest payable under the revolving credit agreements is a function of the London Interbank Offered Rate (LIBOR) or the lending bank's base rate (as defined in the agreement) at the option of the Company. In addition, the $350 million credit facility contains a competitive bid rate option. Both of the revolving credit facilities contain a covenant limiting the amount of debt the Company may incur relative to its total capitalization. These facilities are available to support domestic commercial paper borrowings and to meet cash requirements.

     Maturities of long-term debt are $339 million for fiscal 2002 and $206 million thereafter.

     Interest costs of $2,280,000 in fiscal 1998, $2,119,000 in fiscal 1997, and $2,416,000 in fiscal 1996 were capitalized.

     The estimated fair value of the 6.5% Debentures, which are publicly traded, was approximately $199 million based on the market price at August 29, 1998. The estimated fair values of all other long-term borrowings approximates their carrying value primarily because of their variable interest rates.


  Note E - Employee Stock Plans

     The Company has granted options to purchase common stock to certain employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. Options are generally exercisable over a three to seven year period, and generally expire in 10 years after the grant. A summary of outstanding stock options is as follows:

                                              Wtd. Avg.       Number
                                           Exercise Price    of Shares
                                           ---------------------------
     Outstanding August 26, 1995               $14.77        9,503,981
        Assumed                                  4.46          221,841
        Granted                                 28.50        1,621,395
        Exercised                                4.55       (1,332,588)
        Canceled                                24.38         (254,873)
                                           ---------------------------
     Outstanding August 31, 1996                17.96        9,759,756
        Granted                                 22.69        2,707,370
        Exercised                                4.93       (1,032,989)
        Canceled                                25.54         (834,883)
                                           ---------------------------
     Outstanding August 30, 1997                19.84       10,599,254
        Granted                                 31.13        1,692,272
        Exercised                                7.39       (1,738,882)
        Canceled                                25.40         (795,780)
                                           ---------------------------
     Outstanding August 29, 1998               $23.56        9,756,864
                                           ===========================


    The following table summarizes information about stock options outstanding at August 29, 1998:

                                Options Outstanding     Options Exercisable
                              -----------------------------------------------
                              Wtd. Avg.    Wtd. Avg.               Wtd. Avg.
 Range of Exercise  No. of    Exercise    Contractual    No. of    Exercise
       Price        Options     Price   Life (in years)  Options     Price
-----------------------------------------------------------------------------
 $  1.00 -  9.17   1,053,319   $ 4.47        2.44      1,044,403    $ 4.47
   14.31 - 22.69   1,454,961    18.96        7.48        294,961     14.31
   22.88 - 25.13   2,325,478    24.70        7.22        117,203     25.13
   25.25 - 27.25   2,130,191    25.92        6.11        380,943     25.31
   27.38 - 35.13   2,792,915    30.40        8.58        105,000     28.30
-----------------------------------------------------------------------------
 $  1.00 - 35.13   9,756,864   $23.56        6.89      1,942,510    $12.59
=============================================================================


    Options to purchase 1,942,510 shares at August 29, 1998, and 2,619,363 shares at August 30, 1997, were exercisable. Shares reserved for future grants were 2,699,468 shares at August 29, 1998, and 4,199,055 at August 30, 1997.

    Pro forma information is required by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans and accordingly, no compensation expense for stock options has been recognized. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The effects of applying SFAS No. 123 and the results obtained through the use of the Black-Scholes option pricing model in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to fiscal 1996. Additional awards in future years are anticipated.

                                                        Year Ended
                                            ----------------------------------
                                            August 29,  August 30,  August 31,
                                               1998        1997        1996
       Net Income                           ----------------------------------
           ($000)        As reported         $227,903    $195,008    $167,165
                          Pro forma          $221,803    $191,118    $165,992
   Basic Earnings
        per share        As reported           $1.50       $1.29       $1.13
                          Pro forma            $1.46       $1.27       $1.12
 Diluted Earnings
        per share        As reported           $1.48       $1.28       $1.11
                          Pro forma            $1.44       $1.26       $1.10

The weighted-average fair value of the stock options granted during fiscal 1998 was $12.17, during fiscal 1997 was $9.26 and during fiscal 1996 was $12.25. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1998, 1997 and 1996: expected price volatility of
 .34; risk-free interest rates ranging from 4.56 to 5.98 percent; and expected lives between 3.75 and 8.0 years.

     The Company also has an employee stock purchase plan under which all eligible employees may purchase Common Stock at 85% of fair market value (determined quarterly) through regular payroll deductions. Annual purchases are limited to $4,000 per employee. Under the plan, 232,389 shares were sold in fiscal 1998 and 308,141 shares were sold in fiscal 1997. The Company re-purchased 275,526 shares in fiscal 1998 and 168,362 shares in fiscal 1997 for sale under the plan. A total of 1,567,611 shares of Common Stock is reserved for future issuance under this plan.

     During fiscal 1998, the Company adopted the 1998 Directors Stock Option Plan. Under the stock option plan, each non-employee director was automatically granted an option to purchase 1,000 shares of common stock on the plan's adoption date. Each non-employee director will receive additional options to purchase 1,000 shares of common stock on January 1 of each year. In addition, so long as the non-employee director owns common stock valued at least equal to five times the value of the annual fee paid to such director, that director will receive an additional option to purchase 1,000 shares as of December 31 of each year.

     In March 1998, the Company adopted the Directors Compensation Plan. Under this plan, a director may receive no more than one-half of the annual and meeting fees immediately in cash, and the remainder of the fees must be taken in either common stock or the fees may be deferred in units with value equivalent to the value of shares of common stock as of the grant date ("stock appreciation rights").

Note F - Pension and Savings Plan

    Substantially all full-time employees are covered by a defined benefit pension plan. The benefits are based on years of service and the employee's highest consecutive five-year average compensation.

    The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

    The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements (in thousands):

                                                August 29,     August 30,
                                                   1998           1997
                                                -------------------------
Actuarial present value of accumulated benefit
   obligation, including vested benefits of
   $36,338 in 1998 and $22,005 in 1997            $43,600       $26,886
                                                =========================
Projected benefit obligation
   for service rendered to date                   $53,971       $42,687
Less plan assets at fair value, primarily stocks
   and cash equivalents                            54,565        39,598
                                                -------------------------
Projected benefit obligation in excess of
   (less than) plan assets                           (594)        3,089
Unrecognized prior service cost                     5,934          (289)
Unrecognized net loss from past experience
   different from that assumed and effects of
   changes in assumptions                          (9,282)       (3,721)
Unrecognized net asset                                              118
                                                -------------------------
Accrued pension cost                              $(3,942)     $   (803)
                                                =========================


   Net pension cost included the following components (in thousands):

                                                   Year Ended
                                        ---------------------------------
                                        August 29, August 30,  August 31,
                                           1998       1997        1996
                                        ---------------------------------
Service cost of benefits earned
   during the year                       $7,001      $6,034      $4,580
Interest cost on projected benefit
   obligation                             3,047       2,496       1,748
Actual return on plan assets             (7,241)     (5,616)     (3,677)
Net amortization and deferral             2,741       2,820       2,518
                                        ---------------------------------
Net periodic pension cost                $5,548      $5,734      $5,169
                                        =================================

     The actuarial present value of the projected benefit obligation was determined using weighted-average discount rates of 6.93% and 7.94% at August 29, 1998 and August 30, 1997, respectively. The assumed increases in future compensation levels were generally 5-10% based on age in fiscal 1998 and 6% in fiscal 1997 and 1996. The expected long-term rate of return on plan assets was 9.5%, 9.5% and 7% at August 29, 1998, August 30, 1997 and August 31, 1996,
respectively. Prior service cost is amortized over the estimated average remaining service lives of the plan participants, and the unrecognized net experience gain or loss is amortized over five years.

     During fiscal 1998, the Company established a defined contribution plan ("401(k)") pursuant to Section 401(k) of the Internal Revenue Code. The 401(k) covers substantially all employees that meet certain service requirements. The Company makes matching contributions, on an annual basis, up to specified percentages of employees' contributions as approved by the Board of Directors.

Note G - Leases

     A portion of the Company's retail stores and certain equipment are leased. Most of these leases include renewal options and some include options to purchase and provisions for percentage rent based on sales.

     Rental expense was $56,410,000 for fiscal 1998, $39,078,000 for fiscal 1997 and $30,626,000 for fiscal 1996. Percentage rentals were insignificant.

     Minimum annual rental commitments under non-cancelable operating leases are as follows (in thousands):

                           Year                Amount
                           --------------------------
                           1999              $ 92,863
                           2000                85,232
                           2001                74,704
                           2002                60,080
                           2003                47,954
                           Thereafter         169,201
                           --------------------------
                                             $530,034
                           ==========================

Note H - Commitments and Contingencies

     Construction commitments, primarily for new stores, totaled approximately $76 million at August 29, 1998.

     Chief, a wholly owned subsidiary of the Company, is a defendant in a class action entitled "Doug Winfrey, et al. on their own behalf and on behalf of a class and all others similarly situated, v. Chief Auto Parts Inc. et al." filed in The Superior Court of California, County of San Joaquin on August 22, 1995 and then transferred to The Superior Court of California, County of San Francisco on October 26, 1995. The Superior Court denied the plaintiff's motion for class certification on December 7, 1996. On February 6, 1998, the Court of Appeal reversed the Superior Court's order denying class certification. No substantive proceedings regarding the merits of this lawsuit have yet occurred.

     The plaintiffs allege that Chief had a policy and practice of denying hourly employees in California mandated rest periods during their scheduled hours of work. The plaintiffs are seeking damages, restitution, disgorgement of profits, statutory penalties, declaratory relief, injunctive relief, prejudgment interest, and reasonable attorneys fees, expenses and costs. Management is unable to predict the outcome of this lawsuit at this time. The Company believes that the potential damages recoverable by any single plaintiff against Chief are minimal. However, if the plaintiff class were to prevail on all their claims, the amount of damages could be substantial. Chief is vigorously defending against this action.

     The Company is a party to various claims and lawsuits arising in the normal course of business which, in the opinion of management, are not, singularly or in aggregate, material to the Company's financial position or results of operations.

     The Company is self-insured for workers' compensation, automobile, general and product liability losses. The Company is also self-insured for health care claims for eligible active employees. The Company maintains certain levels of stop loss coverage for each self-insured plan. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported.

Note I - Business Combinations

     In February 1998, the Company acquired ADAP, Inc. ("Auto Palace"). The acquisition added 112 automotive parts and accessories stores in the Northeast. In May 1998, the Company acquired the assets and liabilities of TruckPro, L.P., including the service mark "TruckPro." The 43 TruckPro stores in 14 states specialize in the sale of heavy duty truck parts.

    Additionally, in June 1998, the Company acquired Chief Auto Parts Inc. for approximately $280 million, including the assumption of approximately $205 million of indebtedness. Chief operated 560 auto parts stores primarily in California. The purchase price for Chief has been preliminarily allocated in the consolidated financial statements and the final adjustment may differ from the preliminary allocation.

    Results of operations for acquisitions are included with the Company since each respective acquisition date. The purchase method of accounting for acquisitions was utilized for all transactions and, therefore, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The goodwill associated with these transactions is being amortized over 40 years.

    The fair value of the assets and liabilities recorded as a result of these transactions is as follows (in thousands):

     Cash and cash equivalents                                $    267
     Receivables                                                22,786
     Inventories                                               209,829
     Property and equipment                                    104,640
     Goodwill                                                  166,013
     Deferred income taxes                                      56,388
     Accounts payable                                         (106,947)
     Accrued liabilities                                       (52,826)
     Debt                                                     (271,273)
     Other                                                     (28,846)
                                                              --------
     Total cash purchase price                                $100,031
                                                              ========

    The following unaudited pro forma results of operations assume that the acquisitions and the related financing transactions occurred at the beginning of the periods presented.

                                                       Year Ended
                                         -------------------------------------
                                              August 29,       August 30,
                                                 1998             1997
                                         -------------------------------------
                                         (in thousands, except per share data)
     Net sales                                $3,758,700      $3,397,300
     Net income                               $  221,200      $  189,200
     Diluted earnings per share               $     1.44      $     1.24

    The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the business combinations and related transactions been consummated as of the above dates, nor is it necessarily indicative of future operating results.

Note J - Subsequent Event

    The Company announced an agreement to acquire real estate and real estate leases for approximately 100 Express auto parts stores from Pep Boys for approximately $108 million. The transaction is subject to various contingencies and is anticipated to be closed by the end of the first quarter of fiscal 1999. If consummated, the transaction would not have a material impact on the fiscal 1999 financial position or consolidated operating results.

MANAGEMENT'S REPORT

     AutoZone's management takes responsibility for the integrity and objectivity of the financial statements in this annual report. These financial statements were prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of AutoZone.

     The financial statements in this report were prepared in conformity with generally accepted accounting principles. In certain instances, management used its best estimates and judgments based upon currently available information and management's view of current conditions and circumstances.

     Management maintains a system of internal controls designed to provide reasonable assurance that assets are protected from improper use and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's records. The concept of reasonable assurance is based upon a recognition that the cost of the controls should not exceed the benefit derived.

     The financial statements of AutoZone have been audited by Ernst & Young LLP, independent auditors. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, including a review of internal accounting controls and financial reporting matters.



/s/ Robert J. Hunt

Robert J. Hunt
Executive Vice President - Finance
Chief Financial Officer
Customer Satisfaction



CORPORATE INFORMATION

Transfer Agent and Registrar                Auditors
First Chicago Trust Company of New York     Ernst & Young LLP
P.O. Box 2500                               Memphis, Tennessee
Jersey City, New Jersey 07303-2500
(800) 756-8200                              Store Support Center
(201) 324-0498                              Memphis, Tennessee 38103-3607
http://www.fctc.com/share.html              (901) 495-6500

Stock Exchange Listing                      AutoZone Web Site
New York Stock Exchange                     http://www.autozone.com
Ticker Symbol:AZO



REPORT OF INDEPENDENT AUDITORS

Stockholders
AutoZone, Inc.,

      We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 29, 1998 and August 30, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 29, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. at August 29, 1998 and August 30, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 29, 1998 in conformity with generally accepted accounting principles.

                                                     /s/ Ernst & Young LLP

Memphis, Tennessee
September 30, 1998


Annual Meeting
The Annual Meeting of Stockholders of AutoZone will be held at 10 a.m. on December 17, 1998, at AutoZone's store support center, 123 South Front Street, Memphis, Tennessee.

Form 10-K/Quarterly Reports
Stockholders may obtain free of charge a copy of the Company's annual report on Form 10-K and quarterly reports on 10-Q as filed with the Securities and Exchange Commission or our quarterly press releases by writing to Stockholder Relations, P.O. Box 2198, Memphis, Tennessee 38101.

Copies of all documents filed by the company with the Securities and Exchange Commission, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at http://www.sec.gov.

Stockholders of Record
As of September 30, 1998, there were 3,218 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listings.

OFFICERS

JOHN C. ADAMS, JR.        Executive Vice Presidents     Senior Vice Presidents    Vice Presidents           JAMES A. ETZKORN
Chairman and CEO          Customer Satisfaction         Customer Satisfaction     Customer Satisfaction     Systems Technology
Customer Satisfaction                                                                                       & Support

TIMOTHY D. VARGO          LAWRENCE E. EVANS             GERALD E. COLLEY          RICHARD F. ADAMS, JR.     CLETE FADDIS
President and COO         Store Development Stores      Stores                    Merchandising Analysis    Stores
                                                                                  & Support

                          ROBERT J. HUNT                HARRY L. GOLDSMITH        MICHAEL B. BAIRD          LARRY FUSSY
                          Chief Financial Officer       General Counsel           President & COO,          Stores
                                                        & Secretary               TruckPro

                                                        MICHAEL E. LONGO          DAVID W. BARCZAK          WM. DAVID GILMORE
                                                        Distribution              Real Estate               Store Design
Other Corporate Officers                                                                                     & Construction
Customer Satisfaction
                                                        ANTHONY D. ROSE, JR.      JON A. BASCOM             FRANK B. GOODMAN,
                                                        Advertising               Systems Technology        III
EMMA JO KAUFFMAN                                                                  & Support                 Business Panning
Assistant Treasurer                                                                                         & Analysis

DONALD R. RAWLINS                                       STEPHEN W. VALENTINE      B. CRAIG BLACKWELL        CLIFFORD E. GREEN
Assistant Secretary                                     International             Stores                    Merchandising

                                                        DAVID J. WILHITE          MICHAEL E. BUTTERICK      PATRICIA K. GREENBERGER
                                                        Merchandising             Controller                Financial Planning
                                                                                                            & Control

                                                                                  WILLIAM L. CONE           MARK D. HAMM
                                                                                  Loss Prevention           System Technology
                                                                                                            & Support

                                                                                  BRETT D. EASLEY           PHILLIP J. JACKSON
                                                                                  President, ALLDATA        Distribution

                                                                                  TARA C. ELLIOTT           WILLIAM R. MCCAWLEy, Jr.
                                                                                  Treasurer                 Stores


[Vice Presidents
Customer Satisfaction
continued]

STEVEN R. MCCLANAHAN
Stores

GRANTLAND E. MCGEE, JR.
Stores

JOHN MINERVINI
Business Development

JACK MITCHELL
Supplier Quality

THOMAS NEWBERN
Stores

DAVID W. NICHOLS
Stores

ROBERT F. OSSWALD
AutoZoner Development
& Training

MARK A. PALAZOLA
Purchasing

WILLIAM C. RHODES, III
Operations Analysis
& Support

RICHARD C. SMITH
Stores

DENNIS P. TOLIVAR, SR.
Stores


BOARD OF DIRECTORS

JOHN C. ADAMS, JR.        Dr. N. GERRY HOUSE (2)        JOSEPH R. HYDE, III       MICHAEL W. MICHELSON (3)
Chairman and CEO          Superintendent                Former Chairman and CEO   General Partner
Customer Satisfaction     Memphis City Schools          Customer Satisfaction     Kohlberg Kravis Roberts
                                                                                  & Co. LLC

ANDREW M. CLARKSON (3*)   ROBERT J. HUNT                JAMES F. KEEGAN (1*,2)    GEORGE R. ROBERTS
Chairman                  Executive Vice President      Chairman                  General Partner
Finance Committee         and CFO                       Staff Line, Inc.          Kohlberg Kravis Roberts
Customer Satisfaction     Customer Satisfaction                                   & Co. LLC


RONALD A. TERRY (1,2*)
Retired Chairman
First Tennessee
National Corporation

TIMOTHY D. VARGO
President and COO
Customer Satisfaction

(1) Audit Committee
(2) Compensation Committee
(3) Finance Committee
(*) Committee Chairman

                              [AUTOZONE(R) Logo]